UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Resignation and Appointment of Chief Executive Officer

On September 25, 2026, Dr. Leung Chun Yip (“Dr. Leung”) resigned as the Chief Executive Officer of the Company and, in his place, Mr. Guo Ming (“Mr. Guo”) has been appointed the Chief Executive Officer of the Company until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Dr Leung’s decision to resign did not arise or result from any disagreement with the Board or the Company.

Appointment of Executive Directors

On September 25, 2026, the board of directors (the “Board”) of Everbright Digital Holding Limited (the “Company”) appointed Mr. Guo and Mr. Yang Mengbiao (“Mr. Yang”) to serve as Executive Directors of the Company, effective September 25, 2026, with Mr. Guo serving as the Chairman of the Board of Directors.

Appointment of Mr. Guo Ming

Mr. Guo has more than a decade of experience in civil engineering and architectural façade and curtain wall design. Since 2026, Mr. Guo has served as a Design Consultant at Guangzhou Jiajian Technology Development Co., Ltd. From 2024 to 2026, he served as a Designer at Guangzhou Hanwei Curtain Wall Doors and Windows Co., Ltd., and from 2022 to 2024, he served as a Designer at Chaowei Construction Technology (Guangzhou) Co., Ltd. From 2015 to 2022, Mr. Guo served as a Designer with LIXIL Corporation in Hong Kong. Earlier in his career, he held design positions with Shenzhen Kingkey Real Estate, Xiangtan Planning and Design Institute Co., Ltd., Guangzhou Branch, and Guangzhou Huayuan Construction Engineering Co., Ltd.

Mr. Guo has participated in the design and development of façade and curtain wall systems for commercial, residential, healthcare and institutional projects in mainland China, Hong Kong and Japan. His project experience includes high-rise office buildings, hotels, hospitals and educational facilities involving unitized glass curtain walls, stone curtain walls, aluminum façade systems and related architectural structures.

Mr. Guo received a bachelor’s degree in Civil Engineering from South China University of Technology. He holds a PRC Class I Constructor qualification in Architecture and is an evaluation expert in the Guangdong provincial expert database.

Appointment of Mr. Yang Mengbiao

Mr. Yang has experience in business operations, strategic consulting, e-commerce, project management and construction supervision. Since March 2026, Mr. Yang has served as a Consultant at Guangzhou Hongtai Internet Information Services Co., Ltd., where his responsibilities include advising clients on digital operations and business growth strategies, e-commerce channel optimization, project management and personnel training.

From February 2020 to March 2026, Mr. Yang operated the Chungeng Fruit and Vegetable Specialty Store, an independently operated e-commerce business on JD.com’s POP marketplace. In this capacity, he was responsible for product development, management and expansion of sales channels, business operations and personnel training. From July 2015 to February 2020, Mr. Yang served as a Construction Supervisor with the HNA Haoting Project Department of Beijing Construction Engineering Fourth Construction Engineering Co., Ltd., Hainan Branch, where he was involved in construction-site management, implementation of construction plans, monitoring of project quality, safety, scheduling and costs, and coordination between project owners and construction contractors.

Mr. Yang received a bachelor’s degree in Civil Engineering from the University of Science and Technology Beijing in 2015. He holds construction worker and quality inspector certificates.

The Board believes that Mr. Guo’s experience in engineering, project design and construction-related matters, and Mr. Yang’s experience in business operations, project management and construction supervision will provide valuable experience and perspectives to the Board.

There are no family relationships between either Mr. Guo or Mr. Yang and any director or executive officer of the Company. Neither Mr. Guo nor Mr. Yang was appointed pursuant to any arrangement or understanding with any other person pursuant to which he was selected as a director. Neither Mr. Guo nor Mr. Yang has a direct or indirect material interest in any transaction with the Company that would require disclosure as a related-party transaction.

Mr. Guo and Mr. Yang will each receive compensation for their services in accordance with their respective Director’s Agreement, which is furnished as Exhibit 10.1 and 10.2 to this Report on Form 6-K respectively.

The Company welcomes Mr. Guo and Mr. Yang to the Board and looks forward to their contributions to the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Agreement by and between the Company and Guo Ming, dated September 25, 2026.
10.2	Director Agreement by and between the Company and Yang Mengbiao, dated September 25, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2026	Everbright Digital Holding Limited

	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Executive Director

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